News Release
TSX:RMX | NYSE AMEX:RBY October 18, 2010

New High-Grade Gold Intercepts Continue to Expand Rubicon’s F2 Gold System, Red Lake, Ontario
-Results include several high-grade intercepts outside of the current F2 Gold System-

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) is pleased to provide an update of the latest exploration diamond drill results from the 9X target area at its 100%-owned Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District of Ontario. On October 12, 2010, Rubicon announced the initiation of a 27,000 metre underground delineation drill program on part of the Core Zone, within the F2 Gold System and its plans to carry out approximately 40,000 metres of exploration drilling in the larger F2 Gold System.  Going forward Rubicon plans to batch release results from delineation and exploration drilling separately. The results below pertain to exploration drilling carried out prior to the commencement of the delineation drill program.  New drill results are shown in Table 1 and Figures 1 and 2.  Currently recognized zones in the F2 Gold System are shown in Figure 3.

New deep zone emerging within and south of target area 8 - extends strike length of the F2 Gold System by 165 metres:

Hole F2-108-W1, drilled south of the 9X target area, intersected 66.71 oz/ton gold over 2.1 feet (2287.1 g/t gold over 0.6 metres) at a vertical depth of 4,219 feet (1,286 metres). This wedge hole was drilled off parent hole F2-108 that intersected 4.46 oz/ton gold over 1.6 feet (152.9 g/t gold over 0.5 metres) at a vertical depth of 4,088 feet (1,246 metres). Regional exploration drill hole PR-10-18, drilled further south of the F2 Gold System, intersected 3.00 oz/ton gold over 2.0 feet (102.7 g/t gold over 0.6 metres) at a vertical depth of 823 feet (251 metres) and 0.12 oz/t gold over 18.0 feet including 0.66 oz/t gold over 1.6 feet (4.1 g/t gold over 5.5 metres including 22.6 g/t gold over 0.5 metres) at a vertical depth of 2,533 feet (772 metres).

Also within 9X target area 8, wedge hole F2-100A-W2 intersected 1.02 oz/ton over 3.3 feet (35.0 g/t gold over 1.0 metres) at a vertical depth of 4,199 feet (1,280 metres) and drill hole 122-73 intersected 6.64 oz/ton gold over 1.6 feet (227.5 g/t gold over 0.5 metres) at a vertical depth of 4,199 feet (1,280 metres).  Taken together with previously released drill holes 305-06 (0.54 oz/ton gold over 14.8 feet (18.6 g/t gold over 4.5 metres)) and F2-100A (22.0 oz/ton gold over 1.6 feet (754.2 g/t gold over 0.5 metres)) results to date indicate multiple sub-parallel zones of gold mineralization are present at depth and that a deep zone of mineralization within 9X target area 8 is both filling in and expanding to the south.  Currently, the strike length of this deep zone is approximately 165 metres and it remains open both vertically and along strike.

“The extension of the F2 Gold System by 165 metres to the south and beyond the limits of the current 9X target area opens up a large new area for potential further discoveries.  The gold-bearing host rocks in the southern area closely resemble other parts of the F2 Gold System where more detailed drilling has taken place,” stated David Adamson, President and CEO.

PR10-18   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

122-40 Zone expanding:

Drill hole F2-105 intersected 2.17 oz/ton gold over 1.6 feet (74.3 g/t gold over 0.5 metres), part of a broader zone grading 0.25 oz/ton gold over 22.3 feet (8.6 g/t gold over 6.8 metres).  F2-105 extends the limits of the 122-40 zone, to the south by 30 metres to approximately 260 metres in strike length and 358 metres in vertical extent. The zone remains open in all directions (See Figures 1, 2 and 3).

West Limb and HW Zones filling in:

Drill hole 305-28 intersected multiple intervals of gold mineralization, including 3.29 oz/ton gold over 3.3 feet (112.7 g/t gold over 1.0 metres) and 2.18 oz/ton gold over 1.6 feet (74.6 g/t gold over 0.5 metres) part of a broader zone grading 0.55 oz/ton gold over 8.2 feet  (18.9 g/t gold over 2.5 metres) and further fills in the West Limb Zone, located northwest of the F2 Core Zone, within target area 1 (Figure 1 and 3). The West Limb zone continues to return high-grade intercepts and further drilling is planned to test this area.  Other significant intercepts in the West Limb Zone include; 305-15 which returned 0.42 oz/ton gold over 11.5 feet (14.4 g/t gold over 3.5 metres), and 305-28 which returned 0.55 ounces per ton gold over 8.2 feet (18.9 g/t gold over 2.2 metres). See Table 1 further details.

Drill hole 122-74 intersected 1.51 oz/ton gold over 1.6 feet (51.6 g/t gold over 0.5 metres) and drill hole 122-71 intersected 1.29 oz/t gold over 3.3 feet (44.1 g/t gold over 1.0 metres), both  interpreted to be associated the HW Zone.  The HW Zone has returned multiple high-grade gold intercepts to date and additional drilling is planned to further test this Zone.

F2 Core Zone

Drill hole 305-15 tested the F2 Core Zone. It returned a broad intercept grading 0.19 ounces per ton gold over 47.9 feet (6.5 g/t gold over 14.6 metres) including 0.64 ounces per ton gold over 5.6 feet (21.8 g/t gold over 1.7 metres). Since this drill hole was drilled close to horizontal, these intercepts represent approximate horizontal thicknesses.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Project in Red Lake, Ontario. Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

PR10-18   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 1: Assay Results

Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Width (m)	Gold (oz/t)	Width (ft)	9X Target Area
F2-100A-W2	1075	20.3	1.0	0.59	3.3	5
F2-100A-W2	1280	35.0	1.0	1.02	3.3	8
F2-105	436	4.1	9.6	0.12	31.5	3
Incl.	439	11.8	2.5	0.34	8.0	3
F2-105	478	8.6	6.8	0.25	22.3	3
Incl.	475	74.3	0.5	2.17	1.6	3
F2-106	548	3.7	4.0	0.11	13.1	5
F2-108	1246	152.9	0.5	4.46	1.6	south of Area 8
F2-108-W1	1286	2287.1	0.6	66.71	2.1	south of Area 8
PR-10-18	251	102.7	0.6	3.00	2.0	south of Area 8
PR-10-18	775	4.1	5.5	0.12	18.0	south of Area 8
Incl.	772	22.6	0.5	0.66	1.6	south of Area 8
122-52	Anomalous
122-71	132	13.2	4.0	0.39	13.1	3
Incl.	131	44.1	1.0	1.29	3.3	3
122-71	841	7.3	2.3	0.21	7.5	5
122-71	840	10.5	1.4	0.31	4.6	5
122-72	Anomalous
122-73	131	3.4	4.0	0.10	13.1	3
122-73	882	5.8	4.0	0.17	13.1	5
122-73	898	4.0	3.5	0.12	11.5	5
122-73	956	3.7	3.0	0.11	9.8	5
122-73	1023	3.4	3.0	0.10	9.8	5
122-73	1280	227.5	0.5	6.64	1.6	8
122-74	334	51.6	0.5	1.51	1.6	3
122-74	1075	22.1	2.0	0.64	6.6	5
Incl.	1075	34.4	1.0	1.00	3.3	5
305-05-W1	378	3.4	3.0	0.10	9.8	1
305-09A	1011	8.6	3.7	0.25	12.1	2
Incl.	1012	21.8	1.0	0.64	3.3	2
305-12	No Significant Assay
305-13	1095	3.0	5.0	0.09	16.4	2
305-14	No Significant Assay
305-15	270	14.4	3.5	0.42	11.5	1
Incl.	270	24.1	1.4	0.70	4.6	1
305-15	261	3.3	43.6	0.10	143.0	1
Incl.	260	8.5	9.6	0.25	31.5	1
And Incl.	260	21.8	1.7	0.64	5.6	1
305-16	Anomalous
305-17	231	4.4	11.6	0.13	38.0	1
Incl.	230	8.9	3.6	0.26	11.8	1
305-18	323	8.3	3.4	0.24	11.2	1
305-19	335	3.1	4.0	0.09	13.1	1
305-21	Anomalous
305-28	273	18.9	2.5	0.55	8.2	1
Incl.	273	74.6	0.5	2.18	1.6	1
305-28	270	3.0	9.0	0.09	29.5	1
Incl.	270	22.2	0.5	0.65	1.6	1
305-28	269	112.7	1.0	3.29	3.3	1
Holes with the prefix ‘122’ and ‘305’were drilled from underground. Assays are uncut. Reported results satisfy the following cut-off criteria: An intercept equal to or greater than 10 g/t gold (gram) x (metre) product value and possessing an average grade of equal to or greater than 3.0 g/t gold.
Anomalous holes satisfy the following criteria:  >2.5 gram gold x metre product and < 10.0 gram gold x metre product and > 2 g/t gold.
A complete listing of results to date for the F2 Zone is available at www.rubiconminerals.com.

PR10-18 For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PR10-18    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Figure 2: Composite Long Section Looking Northwest and 9X Target

SW
NE
Mine Shaft
0 m
Lake Surface
-150 m
-350 m
-550 m
-750 m
-950 m
-1150 m
-1350 m
-1550 m
-1750 m
3
1
4
5
2
6
8
7
9
122-71
13.2 / 4.0
Incl. 44.1 / 1.0
122-73
3.4 / 3.0
305-17
4.4 / 11.6
Incl. 8.9 / 3.6
305-28
112.7 / 1.0
305-15
3.3 / 43.6
Incl. 8.5 / 9.6
And Incl. 21.8 / 1.7
PR-10-18
102.7 / 0.6
122-74
51.6 / 0.5
305-15
14.4 / 3.5
Incl. 24.1 / 1.4
F2-105
4.1 / 9.6
Incl. 11.8 / 2.5
305-28
3.0 / 9.0
Incl. 22.2 / 0.5
F2-106
3.7 / 4.0
F2-105
8.6 / 6.8
Incl. 74.3 / 0.5
305-19
3.1 / 4.0
305-28
18.9 / 2.5
Incl. 74.6 / 0.5
PR-10-18
4.1 / 5.5
Incl. 22.6 / 0.5
305-18
8.3 / 3.4
122-71
7.3 / 2.3
Incl. 10.5 / 1.4
305-05-W1
3.4 / 3.0
122-73
5.8 / 4.0
122-73
4.0 / 3.5
F2-100A-W2
20.3 / 1.0
122-73
3.7 / 3.0
305-09A
8.6 / 3.7
Incl. 21.8 / 1.0
F2-108
152.9 / 0.5
122-73
3.4 / 3.0
305-13
3.0 / 5.0
122-74
22.1 / 2.0
Incl. 34.4 / 1.0
F2-100A-W2
35.0 / 1.0
122-73
227.5 / 0.5
F2-108-W1
2287.1 / 0.6
Gold Assay Results
New Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
Previous Results
Greater than 30 g/t Au
Between 15 - 30 g/t Au
Between 3 - 15 g/t Au
F2-63
14.2 / 1.0
Hole ID
Au (g/t) / Metre
0
130
260
Metres

PR10-18   For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PR10-18  For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Unless stated, reported intercept widths are core lengths. Further drilling is required in such cases before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs in this release were supervised by Terry Bursey, P.Geo. Regional Manager for Rubicon and the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependent on projections which may change as drilling continues, or if unexpected ground conditions are encountered. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of the extent of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Gold System are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2Gold System has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR10-18    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.